                                                   REGISTRATION NUMBER 333-84893

   As filed with the Securities and Exchange Commission on October 5, 1999



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 POST-EFFECTIVE
                               AMENDMENT NO. 1 TO

                                    FORM S-4

                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933


                              HUDSON UNITED BANCORP
             (Exact name of registrant as specified in its charter)


                                   New Jersey
         (State or other Jurisdiction of Incorporation or Organization)


         6711                                          22-2405746
(Primary Standard Industrial                (I.R.S. Employer Identification No.)
 Classification Code Number)


                            1000 MacArthur Boulevard
                            Mahwah, New Jersey 07430
                                  201-236-2600
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

                               Kenneth T. Neilson
                               Chairman, President
                           and Chief Executive Officer
                              Hudson United Bancorp
                            1000 MacArthur Boulevard
                            Mahwah, New Jersey 07430
                                  201-236-2600
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


                  Please send copies of all communications to:

     MICHAEL W. ZELENTY, ESQ.                         STEVEN R. BLOCK, ESQ.
  PITNEY, HARDIN, KIPP & SZUCH                       BLOCK & BALESTRI, P.C.
         P.O. Box 1945                          15851 Dallas Parkway, Suite 1020
Morristown, New Jersey 07962-1945                      Addison, Texas 75001
         (973) 966-8125                                  (972) 788-2700

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: At the Effective Date of the Merger, as defined in the Agreement and Plan of Merger dated June 28, 1999 (the "Merger Agreement"), among the Registrant, Hudson United Bank, Southern Jersey Bancorp of Delaware, Inc. and The Farmers and Merchants National Bank of Bridgeton.

                  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. |_|

                  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. |_| __________

                  If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. |_| __________


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

                    Southern Jersey Bancorp of Delaware, Inc.

  WE ARE SOLICITING NEW PROXIES FOR YOUR VOTE ON THE SOUTHERN JERSEY - HUDSON
                  UNITED MERGER - YOUR VOTE IS VERY IMPORTANT


         On August 13, 1999, we mailed you a meeting notice and proxy statement-prospectus for a special meeting of shareholders to vote on the merger of Southern Jersey Bancorp of Delaware, Inc. into Hudson United Bancorp. The meeting was scheduled for September 16, 1999. As explained below, our meeting was adjourned. We will reconvene the meeting at:

         ____ _.m., November __, 1999
         164 West Broad Street
         Bridgeton, New Jersey 08302

         On September 15, 1999, Hudson United announced that it has entered into a merger agreement with Dime Bancorp, Inc. The transaction is structured as a "merger of equals." Dime is to be the surviving corporation with the new name "Dime United Bancorp, Inc." Each share of Hudson United common stock is to become one share of Dime United common stock and each share of Dime common stock is to be combined into 0.585 shares of Dime United common stock.

         Our merger agreement with Hudson United calls for Southern Jersey shareholders to receive 1.26 shares of Hudson United common stock for each share of Southern Jersey common stock. If our merger with Hudson United is completed, each Hudson United share you receive in that merger will become one share of Dime United common stock if the Hudson United - Dime merger is also completed. Thus, if both mergers are completed, you will then own 1.26 shares of Dime United for each share of Southern Jersey common stock you now own.

         We adjourned the September 16 meeting so that we could prepare and send you additional information on this new development, and give you an opportunity to consider it before voting on our merger with Hudson United. We encourage you to read the supplemented proxy statement-prospectus carefully before voting.

         Because of the importance of the information contained in the supplement, we have decided to solicit new proxies for the meeting. THUS, EVEN IF YOU PREVIOUSLY VOTED BY PROXY AND DO NOT WISH TO CHANGE YOUR VOTE, YOU MUST SEND IN A NEW PROXY CARD FOR YOUR VOTE TO BE COUNTED.

         Hudson United common stock is listed on the New York Stock Exchange under the symbol "HU." Based on October __, 1999 closing prices, 1.26 shares of Hudson United common stock had a value of $____. Dime is listed on the NYSE under the symbol "DME." It is expected that Dime United stock will also be NYSE-listed.

         Both the Southern Jersey - Hudson United merger and the Hudson United - Dime merger are structured so that shareholders will not be taxed on the exchange of their stock.

         On October ___, 1999, the Southern Jersey Board of Directors reconfirmed its [unanimous] recommendation that you vote "FOR" approval of the Southern Jersey - Hudson United merger. Our financial advisor has also updated and reconfirmed its opinion that the consideration in the Southern Jersey - Hudson United merger is fair, from a financial point of view, to Southern Jersey shareholders.

         YOUR VOTE IS VERY IMPORTANT. Please take the time to complete, execute and return the new green proxy card in the envelope provided. Unless you vote in person at the reconvened meeting, a failure to return the green proxy card will have the same effect as a vote against the Southern Jersey -Hudson United merger.


CLARENCE D. MCCORMICK
Chairman and Chief Executive Officer
Southern Jersey Bancorp of Delaware, Inc.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY BANK REGULATORY AGENCY, NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THE PROSPECTUS OR THIS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        This is a supplement dated October __, 1999 to the attached proxy statement-prospectus dated August 13, 1999. This supplement and the accompanying green proxy card are first being mailed to Southern Jersey shareholders on October __, 1999.

                    SOUTHERN JERSEY BANCORP OF DELAWARE, INC.
                             53 SOUTH LAUREL STREET
                           BRIDGETON, NEW JERSEY 08302

            NOTICE OF RECONVENING OF SPECIAL MEETING OF SHAREHOLDERS
                         ADJOURNED ON SEPTEMBER 16, 1999
                    AND BEING RECONVENED ON NOVEMBER __, 1999


To the Shareholders of Southern Jersey Bancorp of Delaware, Inc.:

         Notice is hereby given that the special meeting of shareholders of Southern Jersey Bancorp of Delaware, Inc. which was adjourned on September 16, 1999 will be reconvened at 164 West Laurel Street, Bridgeton, New Jersey 08302 at ____ _.m. on November __, 1999. The following are the purposes for the special meeting:

         (1) To consider and vote upon an Agreement and Plan of Merger dated as of June 28, 1999, among Hudson United Bancorp, Hudson United Bank, Southern Jersey Bancorp of Delaware, Inc. and the Farmers and Merchants National Bank of Bridgeton, pursuant to which Southern Jersey will merge into Hudson United Bancorp.

         (2) To transact other business that may properly come before the special meeting or any adjournment or postponement of the special meeting.

         The record date for the special meeting has not been changed. Only shareholders of record at the close of business on July 31, 1999 are entitled to receive notice of and to vote at the special meeting or any adjournments or postponements of the special meeting.

         [THE SOUTHERN JERSEY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" APPROVAL OF THE MERGER.]


                                      By Order of the Board of Directors,

                                      CLARENCE D. MCCORMICK
                                      Chairman and Chief Executive Officer

         THIS DOCUMENT IS A SUPPLEMENT TO THE PROXY STATEMENT-PROSPECTUS THAT WAS MAILED TO YOU ON AUGUST 13, 1999. IT SHOULD BE READ IN CONJUNCTION WITH THE PROXY STATEMENT-PROSPECTUS, WHICH IS ATTACHED. INFORMATION IN THIS SUPPLEMENT THAT DIFFERS FROM OR ADDS TO WHAT WAS IN THE AUGUST 13, 1999 PROXY STATEMENT-PROSPECTUS SHOULD BE CONSIDERED AN AMENDMENT TO THE ORIGINAL DOCUMENT.


                              QUESTIONS AND ANSWERS

Q:       Why did you adjourn the Southern Jersey special meeting?

A: On September 15, 1999 Hudson United announced an agreement to merge with Dime Bancorp, Inc. We adjourned the meeting so that we could prepare and send you the information contained in this supplement, and give you an opportunity to consider the additional information, as well as information which is incorporated by reference into this supplement and the proxy statement-prospectus, before you vote on the Southern Jersey - Hudson United merger.

Q: How is the Hudson United - Dime merger structured, and how will the combined company be managed?

A: The transaction is structured as a "merger of equals". Hudson United will merge into Dime, with Dime as the surviving corporation. The new name of the merged entity will be Dime United Bancorp, Inc. The Board of Directors of Dime United initially is to be composed of 13 former Dime directors and 12 former Hudson directors. Lawrence J. Toal, currently the Chairman and CEO of Dime, is to serve in the same capacity for Dime United until his retirement on December 31, 2002. Kenneth T. Neilson, currently the Chairman and CEO of Hudson United, is to serve as President and COO of Dime United until December 31, 2002, and then he is to become Dime United's Chairman and CEO.

Q:       What is the exchange ratio in the proposed Hudson United - Dime merger?

A: Upon completion of the merger, each share of Hudson United common stock will automatically become one share of common stock in Dime United. Each share of Dime common stock will be combined into
         0.585 shares of Dime United common stock in the merger. The Dime United common stock is expected to be listed on the NYSE.

         On September 14, 1999, the day before announcement of the Hudson United
         - Dime agreement, the closing price of Hudson United common stock on the NYSE was $30-1/8 and the closing price of Dime common stock on the NYSE was $17-3/4. On October __, 1999, the closing price of Hudson United common stock was $_____ and the closing price of Dime common stock was $_____.

Q: Will the Hudson United - Dime merger be tax-free to Hudson United shareholders?

A: Yes. The merger is structured so that Hudson United shareholders will not generally recognize federal income tax gain or loss upon receiving Dime United common stock in the merger.

Q:       Can you provide some basic information about Dime Bancorp?

A: Dime Bancorp, Inc. is a savings and loan holding company incorporated in Delaware, and headquartered in New York City. Dime is the holding company for The Dime Savings Bank of New York, FSB, a federally-chartered savings bank. The principal subsidiary of Dime Savings Bank is North American Mortgage Company, a mortgage banking company that was acquired by Dime in October 1997. At June 30, 1999, Dime operated 100 banking branches located throughout the greater New York City metropolitan area. Directly and through North American Mortgage Company, Dime also provides consumer financial services and mortgage banking services throughout the United States. At June 30, 1999, Dime had assets of $21.4 billion, deposits of $13.4 billion and stockholders' equity of $1.5 billion. Dime is currently in the process of acquiring 28 branches of Key Bank, N.A. on Long Island, New York. Additional information about Dime can be obtained from its filings with the SEC, which can be accessed on the SEC's Internet site at http://www.sec.gov.

Q: Dime Savings Bank is a "thrift" and Hudson United Bank is a commercial bank - what form will the primary Dime United subsidiary take after the merger?

A: It is expected that the primary depository institution subsidiary of Dime United after the merger will be a New Jersey chartered commercial bank to be named "DimeBank."

Q:       What do I do now?

A: We urge you to read this supplement and the attached original proxy statement-prospectus before deciding how to vote on the Hudson United-Southern Jersey merger. Then, vote your shares in the manner indicated below. Because of the importance of the information contained in this supplement, we have decided to solicit new proxies for the meeting. NONE OF THE WHITE PROXY CARDS WHICH YOU OR YOUR FELLOW SHAREHOLDERS SENT IN RESPONSE TO THE ORIGINAL PROXY SOLICITATION WILL BE COUNTED AT THE MEETING. EVEN IF YOU PREVIOUSLY VOTED BY PROXY AND DO NOT WISH TO CHANGE YOUR VOTE, YOU MUST SEND IN A GREEN PROXY CARD (OR VOTE IN PERSON AT THE MEETING) FOR YOUR VOTE TO BE COUNTED.

Q:       How do I vote by proxy?

A: Just indicate on the enclosed green proxy card how you want to vote with respect to the Hudson United - Southern Jersey merger. Sign the card and mail it in the enclosed prepaid return envelope as soon as possible so that your shares may be represented and voted at the meeting.

Q:       Can I change my vote after I have mailed my signed proxy card?

A: Yes. There are three ways in which you may revoke your proxy and change your vote. First, you may send a written notice of revocation to the corporate secretary. (Information on how to contact the corporate secretary of Southern Jersey is contained on page 4.) Second, you may complete and submit a new proxy with a later date. Third, you may attend Southern Jersey's meeting and request a return of your proxy or vote in person. Simply showing up at the meeting without voting will not revoke your proxy.

Q:       Should I send in my stock certificates now?

A: No. After the Hudson United - Southern Jersey merger is completed, Hudson United's exchange agent will send you written instructions for exchanging your stock certificates for certificates representing Hudson United common stock.

Q: When do you expect the Hudson United - Southern Jersey merger to be completed?

A: We currently expect the Hudson United - Southern Jersey merger to be completed during the fourth quarter of 1999. If all other closing conditions are met, the closing may occur right after the Southern Jersey shareholders approve the merger at the reconvened meeting. However, the exact time when the merger will be completed is dependent upon receipt of shareholder approval and bank regulatory approval, and satisfaction of a number of other conditions, some of which are not under Southern Jersey's control.

Q: What conditions must be met in order for the Hudson United - Dime merger to close?

A: Completion of the Hudson United - Dime merger is contingent on the satisfaction of a number of conditions, including:

         - Approval of the merger agreement by both Hudson United and Dime shareholders,

         -        Receipt of bank regulatory approvals,

         - Receipt of an opinion from Dime's and Hudson United's counsels regarding the tax-free nature of the merger, and

         - Receipt of a letter from Dime's and Hudson United's independent public accountants regarding qualification of the merger for pooling-of-interests accounting.

Q:       When do you expect the Hudson United-Dime merger to be completed?

A: We currently expect the Hudson United - Dime merger to be completed during the first quarter of 2000. However, we cannot assure you that the Hudson United - Dime merger will be completed or, if it is completed, when that will occur.

Q:       Will I get to vote on the Hudson United - Dime merger?

A: The Hudson United Board of Directors has not yet called a shareholders meeting to vote on the Hudson United-Dime merger, and thus no record date has been set. On the date this supplement is being mailed, Hudson United expects that the Southern Jersey - Hudson United merger will be completed before the record date for the meeting to vote on the Dime merger. If that timetable is met, former Southern Jersey shareholders will become Hudson United shareholders and will have the same opportunity as other Hudson United shareholders to consider and vote on the Dime merger. We cannot assure you that this will occur. If the Hudson United-Southern Jersey merger does not close before the Hudson United record date for voting on the Dime merger, you will not have an opportunity to vote on the Dime merger. In that event, which we consider unlikely, the Southern Jersey Board of Directors will determine whether to further supplement the proxy statement-prospectus and resolicit your approval of the Hudson United-Southern Jersey merger.

Q: Where can I obtain a copy of the Hudson United - Dime merger agreement and other information about the Hudson United - Dime merger?

A: The Hudson United - Dime merger agreement is an exhibit to Hudson United's Current Report on Form 8-K filed with the SEC on September
         24, 1999. The press release issued by Hudson United and Dime announcing the merger agreement and certain information used to explain the merger to stock analysts on the day of announcement and other relevant information are exhibits to Hudson United's Current Report on Form 8-K filed with the SEC on September 16, 1999. Certain additional information explaining the merger are exhibits to Hudson United's Current Report on Form 8-K filed with the SEC on September 20, 1999. Each of these filings are incorporated by reference into the proxy statement-prospectus. These and other SEC filings can be accessed on the SEC's Internet site at http://www.sec.gov. In addition, you may obtain copies of Southern Jersey or Hudson United filings free of charge by writing or calling:

         FOR SOUTHERN JERSEY DOCUMENTS:
         Paul J. Ritter, III, Corporate Secretary
         Southern Jersey Bancorp of Delaware, Inc.
         53 South Laurel Street
         Bridgeton, NJ 08302
         (856) 453-3126

         FOR HUDSON UNITED DOCUMENTS:
         D. Lynn Van Borkulo-Nuzzo, Corporate Secretary,
         Hudson United Bancorp
         1000 MacArthur Boulevard
         Mahwah, New Jersey 07430
         (201) 236-2641

         We will respond to your request within one business day by sending the requested documents by first class mail or other equally prompt means. In order to ensure timely delivery of the documents in advance of the reconvened meeting, any request should be made by November __, 1999.

Q: Whom should I call with questions or to obtain additional copies of this document?

A: You should contact either Paul Ritter, III or D. Lynn Van Borkulo-Nuzzo, at the addresses and telephone numbers listed in the preceding answer.

                                            TABLE OF CONTENTS

Questions and Answers.......................................................   1
How to Get Copies of Related Documents......................................   5
Information Incorporated by Reference.......................................   6
Information About the Proposed Hudson United - Dime Merger..................   7
Information About Dime Bancorp, Inc.........................................   9
Effect of the Hudson United - Dime Merger on Southern Jersey Shareholders...   9
Updated Opinion of Southern Jersey's Financial Advisor......................   9
Recommendation of the Southern Jersey Board of Directors....................  10
Updated Summary Financial Data Of Hudson United.............................  10
Updated Summary Financial Data Of Southern Jersey...........................  10
Recent Developments Concerning Hudson United ...............................  12
Recent Developments Concerning Southern Jersey .............................  14
Status of Regulatory Approvals on the Southern Jersey-Hudson United Merger..  14
Updated and Additional Comparative Share Information and Market Prices......  15
Summary Pro Forma Financial Information.....................................  16
Pro Forma Financial Information.............................................  17
Information About the Reconvened Meeting....................................  25
Other Matters...............................................................  25
Experts  ...................................................................  26
Appendix A - Updated Opinion of Financial Advisor........................... A-1

-------------------

         Copies of Southern Jersey's Form 10-K for the period ending December 31, 1998, Form 10-Q for the period ending March 31, 1999, and Form 10-Q for the period ending June 30, 1999 are attached to this document.

                     HOW TO GET COPIES OF RELATED DOCUMENTS

         THE PROXY STATEMENT-PROSPECTUS AND THIS SUPPLEMENT INCORPORATE IMPORTANT BUSINESS AND FINANCIAL INFORMATION THAT IS NOT INCLUDED IN OR DELIVERED WITH THE PROXY STATEMENT-PROSPECTUS OR THIS SUPPLEMENT. SOUTHERN JERSEY SHAREHOLDERS MAY RECEIVE THE INFORMATION FREE OF CHARGE BY WRITING OR CALLING THE PERSONS LISTED BELOW. FOR HUDSON UNITED DOCUMENTS, MAKE YOUR REQUEST TO D. LYNN VAN BORKULO-NUZZO, CORPORATE SECRETARY, HUDSON UNITED BANCORP, 1000 MACARTHUR BOULEVARD, MAHWAH, NEW JERSEY 07430; TELEPHONE NUMBER (201) 236-2641. FOR SOUTHERN JERSEY DOCUMENTS, MAKE YOUR REQUEST TO PAUL J. RITTER, III, ASSISTANT CORPORATE SECRETARY, SOUTHERN JERSEY BANCORP OF DELAWARE, INC.,
53 SOUTH LAUREL STREET, BRIDGETON, NEW JERSEY 08302; TELEPHONE NUMBER
(856) 453-3000. WE WILL RESPOND TO YOUR REQUEST WITHIN ONE BUSINESS DAY BY SENDING THE REQUESTED DOCUMENTS BY FIRST CLASS MAIL OR OTHER EQUALLY PROMPT MEANS. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE RECONVENED MEETING, ANY REQUEST SHOULD BE MADE BY NOVEMBER __, 1999.

                      INFORMATION INCORPORATED BY REFERENCE

         Hudson United changed its name from HUBCO, Inc. on April 22, 1999 and documents filed before that date may be located on the SEC Edgar database under that name.

         The following documents filed by Hudson United (Commission File No. 1-08660) with the SEC are hereby incorporated in the proxy statement-prospectus and in this supplement:

         - Annual Report on Form 10-K for the year ended December 31, 1998, as amended by Form 10-K/A filed on September 28, 1999.

         - Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1999, as amended by Form 10-Q/A filed on September 10, 1999. (The Form 10-Q/A clarifies that the authorized capital stock of Hudson United consists of 100 million shares of common stock and 25 million shares of preferred stock.)

         - Current Reports on Form 8-K filed with the SEC on January 28, March 29, April 19, April 22, May 25, June 29 (as amended on June 30), July 26, September 16, September 20, September 24, September 24 (second filing), and October 5, 1999. One of Hudson United's two Current Reports on Form 8-K filed on September 24, 1999 includes as an exhibit the merger agreement between Hudson United and Dime. Hudson United's Current Report on Form 8-K filed on October 5, 1999 includes as an exhibit Dime's audited financial statements for the year ended December 31, 1998.

         - The description of Hudson United common stock set forth in Hudson United's Registration Statement on Form 8-A12B filed by Hudson United on April 22, 1999, pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description.

         The following documents filed by Southern Jersey (Commission File No. 0-12635) with the SEC are hereby incorporated in the proxy statement-prospectus and this supplement:

         - Annual Report on Form 10-K for the year ended December 31, 1998, as amended by Form 10K/A filed on May 4, 1999. A copy of the amended 10-K is included with this supplement.

         - Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1999, copies of which are included with this supplement.

         -        Current Report on Form 8-K filed with the SEC on August 12,
                  1999.

         - The description of Southern Jersey common stock set forth in Southern Jersey's Registration Statement on Form 8-A filed by Southern Jersey pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description.

         All documents filed by Hudson United pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this supplement but before the earlier of (1) the date of the Southern Jersey meeting, or (2) the termination of the Hudson United-Southern Jersey merger agreement, are hereby incorporated by reference into the proxy statement-prospectus and this supplement and shall be deemed a part of the proxy statement-prospectus and this supplement from the date they are filed.

         Any statement contained in a document incorporated by reference in the proxy statement-prospectus and this supplement shall be considered modified or superseded to the extent that a statement contained in the proxy statement-prospectus, in this supplement, or in any subsequently filed document incorporated by reference in the proxy statement-prospectus, modifies or supersedes the statement. Any statement so modified or superseded shall not be considered, except as so modified or superseded, to constitute a part of the proxy statement-prospectus and this supplement.

         The public may read and copy any documents Hudson United or Southern Jersey file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information about Hudson United and Southern Jersey at http://www.sec.gov.


           INFORMATION ABOUT THE PROPOSED HUDSON UNITED - DIME MERGER

         MORE COMPLETE INFORMATION IS AVAILABLE ELSEWHERE. The following information is derived primarily from the merger agreement between Hudson United Bancorp and Dime Bancorp, Inc., dated September 15, 1999. Hudson United has filed Current Reports on Form 8-K containing as exhibits the merger agreement, the press release issued by Hudson United and Dime announcing the merger agreement and certain information used to explain the merger to stock analysts. These and other SEC filings can be accessed on the SEC's Internet site at http://www.sec.gov. In addition, you may obtain copies of the SEC filings incorporated by reference in the proxy statement-prospectus free of charge by writing or calling D. Lynn Van Borkulo-Nuzzo, Corporate Secretary of Hudson United, at the address and phone number shown for her on page 4.

         HUDSON UNITED HAS ENTERED INTO AGREEMENTS WITH DIME. On September 15, 1999 Hudson United announced an agreement to merge with Dime Bancorp, Inc. Hudson United and Dime also entered into customary stock option agreements by which each provided the other with the right to purchase up to 19.9% of its common stock under certain specified circumstances. These stock option agreements are designed to deter third parties from attempting to acquire either Hudson United or Dime.

         THE SURVIVING CORPORATION WILL BE CALLED DIME UNITED BANCORP, INC. The transaction is structured so that Hudson United will merge into Dime, with Dime as the surviving corporation. The name of the merged entity will be Dime United Bancorp, Inc. In this supplement, we refer to the surviving corporation as "Dime United." While Hudson United is a New Jersey corporation, Dime United will be a Delaware corporation. The certificate of incorporation of Dime United will differ from Hudson United's certificate of incorporation in certain respects. Hudson United is a commercial bank holding company, while Dime is a unitary savings and loan holding company. Dime United will be a commercial bank holding company.

         MANAGEMENT OF THE COMBINED COMPANY WILL COME FROM BOTH DIME AND HUDSON UNITED. The transaction is structured as a "merger of equals." The Hudson United-Dime merger agreement provides that the Board of Directors of Dime United will initially be composed of 13 former Dime directors and 12 former Hudson directors. Under the terms of the merger agreement, Lawrence J.
Toal, currently the Chairman and CEO of Dime, is to serve in the same capacity for Dime United until his retirement on December 31, 2002. The merger agreement provides that Kenneth T. Neilson, currently the Chairman and CEO of Hudson United, is to serve as President and COO of Dime United until December 31, 2002, and then he is to become Dime United's Chairman and CEO.

         EACH SHARE OF HUDSON UNITED IS TO BECOME ONE SHARE OF DIME UNITED. Upon completion of the merger, each share of Hudson United common stock will automatically become one share of common stock in Dime United. Each share of Dime common stock will be combined into 0.585 shares of Dime United common stock in the merger. On September 14, 1999, the day before announcement of the Hudson United - Dime merger agreement, the closing price of Hudson United common stock on the NYSE was $30-1/8 and the closing price of Dime common stock on the NYSE was $17-3/4. On October __, 1999, the closing price of Hudson
United common stock was $_____ and the closing price of Dime common stock was $_____.

         HUDSON UNITED COMMON STOCK AND DIME COMMON STOCK ARE NYSE-LISTED. Hudson United common stock and Dime common stock are traded on the New York Stock Exchange under the symbols "HU" and "DME", respectively. The Dime United common stock is also expected to be listed on the NYSE.

         THE MERGER IS INTENDED TO BE TAX-FREE FOR SHAREHOLDERS. The merger is structured so that Hudson United shareholders will not generally recognize federal income tax gain or loss upon receiving Dime United common stock in the merger.

         DIME UNITED WILL OPERATE ITS PRIMARY SUBSIDIARY AS A COMMERCIAL BANK. Dime Savings Bank is a "thrift" and Hudson United Bank is a New Jersey-chartered commercial bank. It is expected that the primary depository institution subsidiary of Dime United after the merger will be a New Jersey chartered commercial bank named "DimeBank."

         COMPLETION OF THE MERGER IS SUBJECT TO NUMEROUS CONDITIONS. Completion of the Hudson United - Dime merger is contingent on the satisfaction of a number of conditions, including:

         - Approval of the merger agreement by both Hudson United and Dime shareholders,

         -        Receipt of bank regulatory approvals,

         - Receipt of an opinion from Dime's and Hudson United's counsels regarding the tax-free nature of the merger, and

         - Receipt of a letter from Dime's and Hudson United's independent public accountants regarding qualification of the merger for pooling-of-interests accounting.

         THE MERGER IS EXPECTED TO CLOSE DURING THE FIRST QUARTER OF 2000. Assuming that shareholder approval is received and other closing conditions are satisfied, Hudson United anticipates that its merger with Dime will be completed during the first quarter of 2000. However, the exact time when that merger will be completed is dependent upon receipt of approval from the shareholders of both Hudson United and Dime, receipt of bank regulatory approval, and satisfaction of a number of other conditions, many of which are outside Hudson United's control. We cannot assure you that all of the conditions will be satisfied in a timely fashion or at all.

                      INFORMATION ABOUT DIME BANCORP, INC.

         Dime Bancorp, Inc. is a savings and loan holding company incorporated in Delaware, and headquartered in New York City. Dime is the holding company for The Dime Savings Bank of New York, FSB, a federally-chartered savings bank. The principal subsidiary of Dime Savings Bank is North American Mortgage Company, a mortgage banking company that was acquired by Dime in October 1997. At June 30, 1999, Dime operated 100 banking branches located throughout the greater New York City metropolitan area. Directly and through North American Mortgage Company, Dime also provides consumer financial services and mortgage banking services throughout the United States. At June 30, 1999, Dime had assets of $21.4 billion, deposits of $13.4 billion and stockholders' equity of $1.5 billion. Dime is currently in the process of acquiring 28 branches of Key Bank, N.A. on Long Island, New York. Additional information about Dime can be obtained from its filings with the SEC.

    EFFECT OF THE HUDSON UNITED - DIME MERGER ON SOUTHERN JERSEY SHAREHOLDERS

         Our merger agreement with Hudson United calls for Southern Jersey shareholders to receive 1.26 shares of Hudson United common stock for each share of Southern Jersey common stock. The Hudson United-Dime merger agreement provides that each share of Hudson United common stock will be converted into one share of Dime United common stock. Therefore, if the Southern Jersey - Hudson United merger is completed, and the Hudson United - Dime merger is also completed, each share of Southern Jersey common stock will ultimately become
1.26 shares of Dime United common stock. These shares would represent an equity interest in a corporation which includes the combined operations of Hudson United and Dime. On a pro forma basis, assuming completion of Hudson United's pending acquisitions of Southern Jersey and JeffBanks, Inc., the combined entity would have assets in excess of $30 billion, banking operations in four states (New York, New Jersey, Pennsylvania and Connecticut), and nationwide consumer financial services and mortgage banking activities. See the Pro Forma Financial Information beginning on page 17.

         WHEN YOU VOTE ON THE SOUTHERN JERSEY - HUDSON UNITED MERGER, YOU ARE NOT VOTING ON THE HUDSON UNITED - DIME MERGER. WE CANNOT ASSURE YOU THAT THE HUDSON UNITED - DIME MERGER WILL BE COMPLETED OR, IF IT IS COMPLETED, WHEN THAT WILL OCCUR.

             UPDATED OPINION OF SOUTHERN JERSEY'S FINANCIAL ADVISOR

         First Capital Group, LLC has delivered its written opinion to the Southern Jersey Board of directors, dated July 8, 1999, updated as of the date of the proxy statement-prospectus, and updated again as of the date of this supplement in light of the proposed Hudson United - Dime merger, that the consideration that Southern Jersey will receive from Hudson United is fair, from a financial point of view, to Southern Jersey shareholders. In updating its opinion, First Capital reviewed (i) the publicly available consolidated financial statements of Dime for recent years and interim periods to date; (ii) certain other relevant financial and operating data of Dime and Hudson United, respectively, made available to First Capital from published sources and the internal records of Hudson United; (iii) recent publicly available filings of Hudson United filed with respect to the proposed Hudson United Dime merger, including copies of the Agreement and Plan of Merger between Hudson United and Dime dated September 15, 1999; Stock Option Agreement between Dime and Hudson United dated September 16, 1999; Stock Option Agreement between Hudson United and Dime dated September 16, 1999; certain press releases; and the Investor Presentation Materials dated September 1999; (iv) the publicly available consolidated financial statements of JeffBanks for recent years and interim periods to date; (v) certain other relevant financial and operating data of JeffBanks made available to First Capital from published sources and the internal records of Hudson United; (vi) recent publicly available filings of Hudson United filed with respect to the proposed Hudson United - JeffBanks merger, including copies of the Agreement and Plan of Merger between Hudson United and JeffBanks dated June 28, 1999; Stock Option Agreement between Hudson United and JeffBanks dated June 28, 1999; and certain press releases; (vii) recent publicly available consolidated financial statements of Southern Jersey; (viii) certain published bank stock indexes and reported prices and trading activity for the common shares of Hudson United, Dime, JeffBanks and Southern Jersey; (ix) certain analyst reports; (x) recent developments of Hudson United and Southern Jersey; (xi) certain pro forma financial information reflecting the combination of Hudson United, Dime, JeffBanks and Southern Jersey; and (xii) such other information as First Capital deemed appropriate. In addition to reviewing this material, First Capital discussed with certain members of management of Hudson United and Southern Jersey, respectively, the business, financial condition and prospects of Hudson United and Southern Jersey and performed such other analyses and examinations and considered such other information, financial studies, analysis and investigations and financial, economic and market data as First Capital deemed appropriate. Additional information about First Capital's analysis and its earlier written opinion is set forth in the proxy statement-prospectus at pages 32-36 and at Appendix C.

         THE FULL TEXT OF THE MOST RECENTLY UPDATED OPINION OF FIRST CAPITAL, WHICH SETS FORTH ASSUMPTIONS MADE AND MATTERS CONSIDERED, IS ATTACHED HERETO AS APPENDIX A TO THIS SUPPLEMENT. SOUTHERN JERSEY SHAREHOLDERS ARE URGED TO READ THIS OPINION IN ITS ENTIRETY. FIRST CAPITAL'S OPINION IS DIRECTED ONLY TO THE CONSIDERATION TO BE RECEIVED BY SOUTHERN JERSEY SHAREHOLDERS IN THE MERGER OF SOUTHERN JERSEY WITH HUDSON UNITED AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SOUTHERN JERSEY SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE SHAREHOLDERS MEETING OR WITH RESPECT TO ANY SUBSEQUENT SHAREHOLDER VOTE REGARDING THE PROPOSED MERGER OF HUDSON UNITED WITH DIME.

            RECOMMENDATIONS OF THE SOUTHERN JERSEY BOARD OF DIRECTORS

         On October __, 1999, the Southern Jersey Board of Directors, having considered the impact of the Hudson United - Dime merger agreement, confirmed its approval of the Hudson United - Southern Jersey merger agreement, and determined that the Hudson United - Southern Jersey merger remains fair to, and in the best interests of, Southern Jersey and its shareholders. ACCORDINGLY, THE BOARD OF DIRECTORS OF SOUTHERN JERSEY [UNANIMOUSLY] RECOMMENDS THAT SOUTHERN JERSEY SHAREHOLDERS VOTE FOR APPROVAL OF THE HUDSON UNITED - SOUTHERN JERSEY MERGER AGREEMENT AND MERGER.

                 UPDATED SUMMARY FINANCIAL DATA OF HUDSON UNITED

         The following is a summary of certain historical consolidated financial data for Hudson United as of and for the six months ended June 30, 1999 and 1998. This financial data should be read in conjunction with the financial data for Hudson United for the years 1994 through 1998, and as of the end of those years, set forth on pages 9-11 of the proxy statement-prospectus. The data presented as of and for the six months ended June 30, 1999 and 1998 comes from Hudson United's unaudited consolidated financial statements. Hudson United's unaudited consolidated financial statements as of and for the six months ended June 30, 1999 and 1998 are incorporated by reference in this document. See pages 6 - 7.

         In the opinion of Hudson United's management, the unaudited data shown below reflects all adjustments necessary for a fair presentation of that data. All such adjustments were normal, recurring adjustments. Results for the six months ended June 30, 1999 do not necessarily indicate the results that you should expect for any other interim period or for the year as a whole.

                                            At or for the Six Months ended June 30,
                                            ---------------------------------------
                                                   1999                1998
                                                ----------          ----------
                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
EARNINGS SUMMARY:
Interest income                                 $  232,369          $  233,377
Interest expense                                   102,069             106,974
                                                ----------          ----------
Net interest income                                130,300             126,403
Provision for possible loan losses                   5,000               9,099
                                                ----------          ----------

Net interest income after provision for
      possible loan losses                         125,300             117,304
Other income                                        34,520              28,961
Other expenses                                      82,807             114,004
                                                ----------          ----------
Income before income taxes                          77,013              32,261
Income tax provision                                26,950              12,777
                                                ----------          ----------
Net income                                      $   50,063          $   19,484
                                                ==========          ==========

SHARE DATA:
Weighted average common shares
      Outstanding (in thousands):
      Basic                                         39,829              40,912
      Diluted                                       40,380              42,234
Basic earnings per share                        $     1.26          $     0.48
Diluted earnings per share                            1.24                0.46
Cash dividends per common share                       0.50                0.39
Book value per common share                          10.70               11.77

BALANCE SHEET SUMMARY:
Securities held to maturity                     $  629,133          $  919,356
Securities available for sale                    2,580,667           1,943,323
Loans                                            3,537,792           3,523,517
Total assets                                     7,226,088           7,016,924
Deposits                                         4,997,836           5,439,595
Stockholders' equity                               422,989             478,879

PERFORMANCE RATIOS:
Return on average assets                              1.49%               0.60%
Return on average equity                             23.19                7.74
Dividend payout                                      39.68               81.25
Average equity to average assets                      6.41                7.78
Net interest margin                                   4.15                4.19

ASSET QUALITY RATIOS:
Allowance for possible loan losses to total
      loans                                           1.57%               1.88%
Allowance for possible loan losses to
      non-performing loans                             289                 110
Non-performing loans to total loans                   0.54                1.72
Non-performing assets to total loans, plus
      other real estate                               0.59                1.99
Net charge-offs to average loans                      0.24                0.59

                UPDATED SUMMARY FINANCIAL DATA OF SOUTHERN JERSEY

         The following is a summary of certain selected historical consolidated financial data for Southern Jersey as of and for the six months ended June 30, 1999 and 1998. This financial data should be read in conjunction with the financial data for Southern Jersey for the years 1994 through 1998, and as of the end of those years, set forth on pages 12-14 of the proxy statement-prospectus. The data presented as of and for the six months ended June 30, 1999 and 1998 comes from Southern Jersey's unaudited consolidated financial statements. Southern Jersey's unaudited consolidated financial statements as of and for the six months ended June 30, 1999 and 1998 are incorporated by reference in this document. See pages 6-7.

         In the opinion of Southern Jersey's management, the unaudited data shown below reflects all adjustments necessary for a fair presentation of that data. All such adjustments were normal, recurring adjustments. Results for the six months ended June 30, 1999 do not necessarily indicate the results that you should expect for any other interim period or for the year as a whole.

                                                       At or for the Six Months ended June 30,
                                                      ----------------------------------------
                                                        1999                            1998
                                                      ---------                      ---------
EARNINGS SUMMARY:                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Interest income                                       $  14,499                      $  17,245
Interest expense                                          8,435                          9,155
                                                      ---------                      ---------
Net interest income                                       6,064                          8,090
Provision for possible loan losses                        1,060                          2,900
                                                      ---------                      ---------

Net interest income after provision for possible
      loan losses                                         5,004                          5,190
Other income                                              2,274                          1,757
Other expenses                                            7,732                          7,799
                                                      ---------                      ---------
Income (loss) before income taxes                          (454)                          (852)
Income tax provision                                          0                              0
                                                      ---------                      ---------
Net income (loss)                                     $    (454)                     $    (852)
                                                      =========                      =========

SHARE DATA:
Weighted average common shares
      Outstanding (in thousands):
      Basic                                               1,127                          1,124
      Diluted                                             1,127                          1,124
Basic earnings (loss) per share                       $   (0.40)                     $   (0.76)
Diluted earnings (loss) per share                         (0.40)                         (0.76)
Cash dividends per common share                            --                             --
Book value per common share                               24.98                          34.09

BALANCE SHEET SUMMARY:
Securities held to maturity                           $    --                        $  59,362
Securities available for sale                           114,148                         40,393
Loans                                                   242,194                        289,582
Total assets                                            452,417                        482,335
Deposits                                                419,109                        438,956
Stockholders' equity                                     28,157                         38,320

PERFORMANCE RATIOS:
Return on average assets                                  (0.10%)                        (0.18%)
Return on average equity                                  (1.55)                         (2.14)
Dividend payout                                            --                             --
Average equity to average assets                           6.26                           6.26
Net interest margin                                        2.85                           3.66

ASSET QUALITY RATIOS:
Allowance for possible loan losses to total Loans          3.79%                          2.44%
Allowance for possible loan losses to
      non-performing loans                                   48                             66
Non-performing loans to total loans                        7.97                           3.70
Non-performing assets to total loans, plus Other
      real estate                                          9.34                           5.31
Net charge-offs to average loans                           0.82                           0.36

                  RECENT DEVELOPMENTS CONCERNING HUDSON UNITED

         Acquisition of Lyon Credit Corporation.

         On September 10, 1999, Hudson United Bank entered into an agreement to purchase substantially all the assets of Lyon Credit Corporation. The transaction is expected to close during the fourth quarter of 1999, and will add approximately $350 million of project finance, equipment, and asset based loans to Hudson United Bank's assets, along with loan production offices in Stamford, CT, Atlanta, Dallas, Irvine, CA, Chicago, Houston, San Francisco, and Portland, OR.

         Other Recent Developments

[A SUMMARY OF HUDSON UNITED THIRD QUARTER RESULTS WILL BE ADDED IF SUCH RESULTS ARE PUBLICLY RELEASED PRIOR TO PRINTING]


                 RECENT DEVELOPMENTS CONCERNING SOUTHERN JERSEY


[A SUMMARY OF SOUTHERN JERSEY THIRD QUARTER RESULTS WILL BE ADDED IF SUCH RESULTS ARE PUBLICLY RELEASED PRIOR TO PRINTING]




                      STATUS OF REGULATORY APPROVALS ON THE
                       SOUTHERN JERSEY-HUDSON UNITED MERGER

Hudson United has applied to all necessary bank regulatory authorities for approval of the Southern Jersey - United merger. The Federal Reserve Board has agreed to waive its approval requirement with respect to the merger based upon the need for approval by the Federal Deposit Insurance Corporation. As of the date of this, we have not yet recieved the required approvals of the FDIC and the New Jersey Department of Banking and Insurance. While we do not know of any reason why we would not be able to obtain the necessary approvals in a timely manner, we cannot be certain when or if we will recieve them. As of the date of this supplement, neither Hudson United nor Dime has applied for any regulatory appovals for the United - Dime Merger.

              UPDATED AND ADDITIONAL COMPARATIVE SHARE INFORMATION
                                AND MARKET PRICES

         The first table below presents, for the periods indicated, the high and low closing prices per share of Hudson United common stock, Southern Jersey common stock and Dime common stock. The closing prices of Hudson United common stock have been restated to give retroactive effect to stock dividends and stock splits. The second table presents information concerning the last closing price of Hudson United common stock, Southern Jersey common stock and Dime common stock on June 28, 1999, the last business day before the Southern Jersey - Hudson United merger was announced, on September 14, the last day before the Hudson United - Dime merger agreement was announced, and on October __, 1999, a date shortly before the date of this supplement. The second table also presents the equivalent value of Hudson United common stock per Southern Jersey share which is computed by multiplying the last closing price of Hudson United common stock on the dates indicated by the 1.26 exchange ratio in the Southern Jersey - Hudson United merger agreement. Hudson United common stock is listed on the New York Stock Exchange under the symbol "HU" and Southern Jersey common stock is traded on the NASDAQ Over-the-Counter Bulletin Board under the symbol "SOJB" and Dime common stock is traded on the New York Stock Exchange under the symbol "DME." We urge you to obtain current market quotations for Hudson United common stock, Southern Jersey common stock and Dime common stock.


                                     CLOSING SALE PRICE PER      CLOSING SALE PRICE PER      CLOSING SALE PRICE PER
                                     SHARE OF HUDSON UNITED     SHARE OF SOUTHERN JERSEY          SHARE OF DIME
                                          COMMON STOCK                COMMON STOCK                COMMON STOCK
                                    -----------------------     ------------------------    -----------------------
                                      HIGH           LOW          HIGH           LOW          HIGH           LOW
                                    --------      ---------     ---------     ----------    --------      ---------
1997:
First Quarter................       $  25.03      $   21.44     $   44.23     $   38.84     $  17.88      $   14.63
Second Quarter...............          27.57          20.86         44.66         41.26        19.00          14.88
Third Quarter................          31.11          26.16         45.63         43.69        21.75          17.00
Fourth Quarter...............          37.99          30.05         60.19         44.90        30.25          21.06

1998:
First Quarter................       $  37.86      $   32.28     $   61.17     $   58.25     $  31.06      $   24.00
Second Quarter...............          37.62          31.25         61.17         48.54        32.06          28.06
Third Quarter................          35.00          25.38         48.54         40.78        32.69          19.00
Fourth Quarter...............          30.13          21.63         41.99         32.25        27.81          18.19

1999:
First Quarter................       $  34.25      $   29.75     $   32.00     $   27.00     $  27.06      $   23.19
Second Quarter...............          36.00          30.63         37.75         21.75        24.44          20.06
Third Quarter................          33.75          28.31         40.38         34.25        21.56          16.56
Fourth Quarter (through
October __, 1999)............


                                   CLOSING SALE       CLOSING SALE       EQUIVALENT VALUE OF
                                  PRICE PER SHARE    PRICE PER SHARE     HUDSON UNITED COMMON     CLOSING SALE
                                     OF HUDSON         OF SOUTHERN        STOCK PER SHARE OF     PRICE PER SHARE
                                      UNITED            JERSEY              SOUTHERN JERSEY         OF DIME
                                   COMMON STOCK       COMMON STOCK            COMMON STOCK         COMMON STOCK
                                  ---------------    ---------------     --------------------    ---------------
DATE
June 28, 1999................     $    34.94          $    23.75         $      44.02            $    20.50
September 14, 1999...........     $    30.13          $    36.50         $      37.96            $    17.75
October __, 1999.............

                     SUMMARY PRO FORMA FINANCIAL INFORMATION

         We present on this page certain pro forma unaudited combined condensed financial information derived from the unaudited Pro Forma Financial Information for the periods and at the dates indicated. The pro forma combined information gives effect to the proposed mergers of Southern Jersey, JeffBanks and Dime, each accounted for as a pooling-of-interests, as if the mergers had been consummated for statement of income purposes on the first day of the applicable periods and for balance sheet purposes on June 30, 1999. Information relative to each individual merger is presented in the Pro Forma Financial Information, which begins on the next page. This summary pro forma financial information is based on the historical financial statements of Hudson United, Southern Jersey, JeffBanks and Dime incorporated by reference herein. Hudson United's historical earnings per share have been restated to give retroactive effect to stock dividends and splits. The pro forma combined information does not include the effect of Hudson United's pending acquisition of loans and deposits from Advest Bank or its pending acquisition of the assets of Lyon Credit Corporation. We have determined that the Advest and Lyon Credit acquisitions do not present significant acquisitions in the context of the pro forma financial information. The pro forma combined information does not include the effect of Dime's pending acquisition of 28 branches of Key Bank, N.A. In addition, the pro forma combined information as of June 30, 1999 does not include Dime's acquisition of Citibank's auto financing unit, which was consummated after June 30, 1999. Information regarding the acquisitions of certain assets and liabilities of Key Bank and Citibank have not been included because these acquisitions do not present significant acquisitions in the context of the pro forma financial information and because separate financial statements for such assets and liabilities are not prepared by the companies from which such assets and liabilities were acquired or are to be acquired.

         The Summary Pro Forma Financial Information should be read in conjunction with the Pro Forma Financial Information and the related notes thereto beginning on the next page and the consolidated financial statements and related notes incorporated by reference in this document. The Summary Pro Forma Financial Information is not necessarily indicative of the actual financial results that would have occurred had the mergers been consummated as of the beginning of the periods for which the data is presented and should not be construed as being representative of future periods.

      Summary Pro Forma Unaudited Combined Condensed Financial Information
                    (In thousands, except for per share data)

                                                          For the Six           For the Years Ended December 31,
                                                          Months Ended        ------------------------------------
                                                         June 30, 1999          1998         1997           1996
                                                         -------------        --------     --------       --------
Net interest income before provision for
     possible loan losses                                   $443,120          $856,083     $809,606       $773,922
Provision for possible loan losses                            24,545            67,607       73,442         70,060
Net interest income after provision for
     possible loan losses                                    418,575           788,476      736,164        703,862
Income before income taxes
     and extraordinary items                                 276,976           398,357      331,268        230,548
Income tax provision                                          99,451           130,463      124,099         78,988
Income before extraordinary items                            177,525           267,894      207,169        151,560
Income before extraordinary items per share:
    Basic                                                       1.52              2.27         1.80           1.33
    Diluted                                                     1.50              2.22         1.74           1.27

                                                                 As of
                                                             June 30, 1999
                                                             -------------
Total assets                                                  $30,965,672
Total deposits                                                 20,216,166
Total stockholders' equity                                      1,991,632
Book value per common share                                         16.96

                         PRO FORMA FINANCIAL INFORMATION

         Presented on the following page is a pro forma unaudited combined condensed balance sheet of Hudson United, Southern Jersey, JeffBanks and Dime at June 30, 1999, giving effect to each merger as if it had been consummated at such date. Also presented are the pro forma unaudited combined condensed statements of income for the six-month period ended June 30, 1999 and for the years ended December 31, 1998, 1997 and 1996. The unaudited pro forma financial information is based on the historical financial statements of Hudson United, Southern Jersey, JeffBanks and Dime after giving effect to each merger under the pooling-of-interests method of accounting and based upon the assumptions and adjustments contained in the accompanying notes to pro forma financial information.

         The unaudited pro forma financial information has been prepared by Hudson United's management based upon the historical financial statements and related notes thereto of Hudson United, Southern Jersey, JeffBanks and Dime, which are incorporated herein by reference. The unaudited pro forma financial information should be read in conjunction with those historical financial statements and notes. The pro forma combined information does not include the effect of Hudson United's pending acquisition of loans and deposits from Advest Bank or its pending acquisition of the assets of Lyon Credit Corporation. We have determined that the Advest and Lyon Credit acquisitions do not present significant acquisitions in the context of the pro forma financial information. The pro forma combined information does not include the effect of Dime's pending acquisition of 28 branches of Key Bank, N.A. In addition, the pro forma combined information as of June 30, 1999 does not include Dime's acquisition of Citibank's auto financing unit, which was consummated after June 30, 1999. Information regarding the acquisitions of certain assets and liabilities of Key Bank and Citibank have not been included because these acquisitions do not present significant acquisitions in the context of the pro forma financial information and because separate financial statements for such assets and liabilities are not prepared by the companies from which such assets and liabilities were acquired or are to be acquired.

         The pro forma financial data is not necessarily indicative of the actual financial results that would have occurred had the mergers been consummated as of the beginning of the periods for which the data is presented and should not be construed as being representative of future periods.

PRO FORMA UNAUDITED COMBINED CONDENSED BALANCE SHEET
AS OF JUNE 30, 1999
($ in thousands, except per share data)

                                                                   Southern          Pro forma        Pro forma
Assets                                         Hudson United        Jersey          Adjustments        Combined          JeffBanks
------                                         -------------     ------------      ------------      ------------      ------------
Cash and due from banks                        $    192,918      $     20,625      $       --        $    213,543      $     52,207
Federal funds sold and other investments              8,201            50,050                              58,251            79,100
Securities                                        3,209,800           114,148                           3,323,948           313,956
Loans held for sale                                    --                --                                  --              19,951
Loans                                             3,537,792           242,194                           3,779,986         1,338,949
Less: Allowance for loan losses                     (55,680)           (9,182)                            (64,862)          (12,203)
                                               ------------      ------------      ------------      ------------      ------------
 Total loans                                      3,482,112           233,012              --           3,715,124         1,326,746
                                               ------------      ------------      ------------      ------------      ------------
Other assets                                        227,153            34,582                             261,735            60,342
Intangibles, net of amortization                    105,904              --                               105,904             5,082
                                               ------------      ------------      ------------      ------------      ------------
  Total Assets                                 $  7,226,088      $    452,417      $       --        $  7,678,505      $  1,857,384
                                               ============      ============      ============      ============      ============

Liabilities and Stockholders' Equity
------------------------------------
Deposits                                       $  4,997,836      $    419,109      $       --        $  5,416,945      $  1,384,423

Borrowings                                        1,504,399              --                             1,504,399           259,239
Other liabilities                                   100,864             5,151                             106,015            24,580
                                               ------------      ------------      ------------      ------------      ------------
                                                  6,603,099           424,260              --           7,027,359         1,668,242
Subordinated debt                                   100,000              --                               100,000            31,920
Capital Trust Securities                            100,000              --                               100,000            25,300
                                               ------------      ------------      ------------      ------------      ------------
  Total Liabilities                               6,803,099           424,260              --           7,227,359         1,725,462
                                               ------------      ------------      ------------      ------------      ------------
Stockholders' Equity:
  Common stock                                       72,246             2,184               383            74,813            10,583
  Additional paid in capital                        264,468             3,259            (4,207)          263,520            98,177

  Retained earnings                                 144,176            29,095              --             173,271            26,961
  Treasury stock                                    (36,504)           (3,824)            3,824           (36,504)             --
  Employee stock awards & ESOP shares                (3,387)             --                --              (3,387)             --
  Accumulated other comprehensive loss              (18,010)           (2,557)             --             (20,567)           (3,799)
                                               ------------      ------------      ------------      ------------      ------------
 Total Stockholders' Equity                         422,989            28,157              --             451,146           131,922
                                               ------------      ------------      ------------      ------------      ------------
  Total Liabilities and Stockholders' Equity   $  7,226,088      $    452,417      $       --        $  7,678,505      $  1,857,384
                                               ============      ============      ============      ============      ============



Common shares outstanding (in thousands)             39,532             1,128                              40,976            10,583

Book value per common share                    $      10.70      $      24.96                        $      11.01      $      12.47

                                                 Pro forma        Pro forma                            Pro forma         Pro forma
Assets                                          Adjustments        Combined            Dime          Adjustments         Combined
------                                         ------------      ------------      ------------      ------------      ------------
Cash and due from banks                        $       --        $    265,750      $    300,543      $       --        $    566,293
Federal funds sold and other investments                              137,351            12,588                             149,939
Securities                                                          3,637,904         3,826,738                           7,464,642
Loans held for sale                                                    19,951         2,512,648                           2,532,599
Loans                                                               5,118,935        12,711,182                          17,830,117
Less: Allowance for loan losses                                       (77,065)         (121,381)                           (198,446)
                                               ------------      ------------      ------------      ------------      ------------
 Total loans                                           --           5,041,870        12,589,801              --          17,631,671
                                               ------------      ------------      ------------      ------------      ------------
Other assets                                                          322,077         1,884,442                           2,206,519
Intangibles, net of amortization                                      110,986           303,023                             414,009
                                               ------------      ------------      ------------      ------------      ------------
  Total Assets                                 $       --        $  9,535,889      $ 21,429,783      $       --        $ 30,965,672
                                               ============      ============      ============      ============      ============

Liabilities and Stockholders' Equity
------------------------------------
Deposits                                       $       --        $  6,801,368       $ 13,414,798      $       --        $ 20,216,166

Borrowings                                                          1,763,638         5,916,453                           7,680,091
Other liabilities                                                     130,595           400,995            84,879           616,469
                                               ------------      ------------      ------------      ------------      ------------
                                                       --           8,695,601        19,732,246            84,879        28,512,726
Subordinated debt                                                     131,920            51,886                             183,806
Capital Trust Securities                                              125,300           152,208                             277,508
                                               ------------      ------------      ------------      ------------      ------------
  Total Liabilities                                    --           8,952,821        19,936,340            84,879        28,974,040
                                               ------------      ------------      ------------      ------------      ------------
Stockholders' Equity:
  Common stock                                        7,293            92,689             1,203           (92,717)            1,175
  Additional paid in capital                         (7,293)          354,404         1,165,759          (124,267)        1,395,896
  Retained earnings                                    --             200,232           561,428           (94,000)          667,660
  Treasury stock                                       --             (36,504)         (180,480)          216,984              --
  Employee stock awards & ESOP shares                  --              (3,387)           (5,825)            9,121               (91)
  Accumulated other comprehensive loss                 --             (24,366)          (48,642)             --             (73,008)
                                               ------------      ------------      ------------      ------------      ------------
 Total Stockholders' Equity                            --             583,068         1,493,443           (84,879)        1,991,632
                                               ------------      ------------      ------------      ------------      ------------
  Total Liabilities and Stockholders' Equity   $       --        $  9,535,889      $ 21,429,783      $       --        $ 30,965,672
                                               ============      ============      ============      ============      ============



Common shares outstanding (in thousands)                               51,030           113,539                             117,450

Book value per common share                                      $      11.43      $      13.15                        $      16.96

See notes to pro forma financial information.

PRO FORMA UNAUDITED COMBINED CONDENSED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 1999
($ in thousands, except per share data)

                                                   Hudson     Southern    Pro Forma               Pro Forma               Pro Forma
                                                   United      Jersey      Combined   JeffBanks    Combined      Dime      Combined
                                                 ----------  ----------   ----------  ----------  ----------  ----------  ----------
Interest on loans                                $  142,808  $    9,463   $  152,271  $   52,816  $  205,087  $  547,495  $  752,582
Interest on securities                               89,035       3,252       92,287       9,095     101,382     126,360     227,742
Other interest income                                   526       1,784        2,310         544       2,854         776       3,630
                                                 ----------  ----------   ----------  ----------  ----------  ----------  ----------
  Total Interest Income                             232,369      14,499      246,868      62,455     309,323     674,631     983,954
                                                 ----------  ----------   ----------  ----------  ----------  ----------  ----------
Interest on deposits                                 64,185       8,435       72,620      23,213      95,833     236,353     332,186
Interest on borrowings                               37,884        --         37,884       7,874      45,758     162,890     208,648
                                                 ----------  ----------   ----------  ----------  ----------  ----------  ----------
  Total Interest Expense                            102,069       8,435      110,504      31,087     141,591     399,243     540,834
                                                 ----------  ----------   ----------  ----------  ----------  ----------  ----------
Net Interest Income before
 provision for loan loss                            130,300       6,064      136,364      31,368     167,732     275,388     443,120
Provision for loan loss                               5,000       1,060        6,060       2,985       9,045      15,500      24,545
                                                 ----------  ----------   ----------  ----------  ----------  ----------  ----------
Net Interest Income after
  provision for loan loss                           125,300       5,004      130,304      28,383     158,687     259,888     418,575
Noninterest income                                   34,520       2,274       36,794       8,084      44,878     301,733     346,611
Noninterest expense                                  82,807       7,732       90,539      26,184     116,723     371,487     488,210
                                                 ----------  ----------   ----------  ----------  ----------  ----------  ----------
Income (loss) before income taxes
  and extraordinary items                            77,013        (454)      76,559      10,283      86,842     190,134     276,976
Income tax provision                                 26,950        --         26,950       2,152      29,102      70,349      99,451
                                                 ----------  ----------   ----------  ----------  ----------  ----------  ----------
Income (loss) before extraordinary items         $   50,063  $     (454)  $   49,609  $    8,131  $   57,740  $  119,785  $  177,525
                                                 ==========  ==========   ==========  ==========  ==========  ==========  ==========

Income (Loss) Before Extraordinary Items Per
Share:
  Basic                                          $     1.26  $    (0.40)  $     1.20  $     0.77  $     1.13  $     1.08  $     1.52
  Diluted                                        $     1.24  $    (0.40)  $     1.19  $     0.74  $     1.10  $     1.06  $     1.50

Weighted Average Common Shares:
  (in thousands)
  Basic                                              39,829       1,127       41,272      10,517      51,263     111,470     116,473
  Diluted                                            40,380       1,127       41,823      11,010      52,283     112,841     118,295

See notes to pro forma financial information.

PRO FORMA UNAUDITED COMBINED CONDENSED STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1998
($ in thousands, except per share data)

                                                Hudson     Southern    Pro Forma               Pro Forma               Pro Forma
                                                United      Jersey      Combined    JeffBanks   Combined      Dime      Combined
                                              ----------  ----------   ----------  ----------  ----------  ----------  ----------
Interest on loans                             $  298,311  $   24,624   $  322,935  $   99,924  $  422,859  $1,159,364  $1,582,223
Interest on securities                           162,783       5,983      168,766      21,025     189,791     255,719     445,510
Other interest income                              7,453       2,676       10,129       2,544      12,673       5,802      18,475
                                              ----------  ----------   ----------  ----------  ----------  ----------  ----------
  Total Interest Income                          468,547      33,283      501,830     123,493     625,323   1,420,885   2,046,208
                                              ----------  ----------   ----------  ----------  ----------  ----------  ----------
Interest on deposits                             161,077      18,400      179,477      48,858     228,335     545,827     774,162
Interest on borrowings                            53,276        --         53,276      14,862      68,138     347,825     415,963
                                              ----------  ----------   ----------  ----------  ----------  ----------  ----------
  Total Interest Expense                         214,353      18,400      232,753      63,720     296,473     893,652   1,190,125
                                              ----------  ----------   ----------  ----------  ----------  ----------  ----------
Net Interest Income before
 provision for loan loss                         254,194      14,883      269,077      59,773     328,850     527,233     856,083
Provision for loan loss                           14,374      15,270       29,644       5,963      35,607      32,000      67,607
                                              ----------  ----------   ----------  ----------  ----------  ----------  ----------
Net Interest Income (Loss)
  after provision for loan loss                  239,820        (387)     239,433      53,810     293,243     495,233     788,476
Noninterest income                                33,299       3,509       36,808      15,215      52,023     525,030     577,053
Noninterest expense                              232,096      15,842      247,938      53,593     301,531     665,641     967,172
                                              ----------  ----------   ----------  ----------  ----------  ----------  ----------
Income (loss) before income taxes
  and extraordinary items                         41,023     (12,720)      28,303      15,432      43,735     354,622     398,357
Income tax provision (benefit)                    17,872      (4,888)      12,984       4,000      16,984     113,479     130,463
                                              ----------  ----------   ----------  ----------  ----------  ----------  ----------
Income (loss) before extraordinary items      $   23,151  $   (7,832)  $   15,319  $   11,432  $   26,751  $  241,143  $  267,894
                                              ==========  ==========   ==========  ==========  ==========  ==========  ==========

Income (Loss) Before Extraordinary Items Per
Share:
  Basic                                       $     0.57  $    (6.95)  $     0.36  $     1.11  $     0.52  $     2.13  $     2.27
  Diluted                                     $     0.56  $    (6.95)  $     0.36  $     1.04  $     0.50  $     2.09  $     2.22

Weighted Average Common Shares:
  (in thousands)
  Basic                                           40,640       1,127       42,083      10,301      51,869     113,452     118,238
  Diluted                                         41,696       1,127       43,139      10,956      53,547     115,153     120,912


See notes to pro forma financial information.

PRO FORMA UNAUDITED COMBINED CONDENSED STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1997
($ in thousands, except per share data)

                                          Hudson      Southern     Pro Forma                 Pro Forma                 Pro Forma
                                          United       Jersey       Combined    JeffBanks     Combined      Dime        Combined
                                        ----------   ----------    ----------   ----------   ----------   ----------   ----------
Interest on loans                       $  306,800   $   25,834    $  332,634   $   87,794   $  420,428   $  919,890   $1,340,318
Interest on securities                     159,620        6,123       165,743       18,895      184,638      430,555      615,193
Other interest income                        4,795        1,843         6,638        3,931       10,569       32,370       42,939
                                        ----------   ----------    ----------   ----------   ----------   ----------   ----------
  Total Interest Income                    471,215       33,800       505,015      110,620      615,635    1,382,815    1,998,450
                                        ----------   ----------    ----------   ----------   ----------   ----------   ----------
Interest on deposits                       175,645       17,159       192,804       40,776      233,580      559,359      792,939
Interest on borrowings                      40,635         --          40,635       14,876       55,511      340,394      395,905
                                        ----------   ----------    ----------   ----------   ----------   ----------   ----------
  Total Interest Expense                   216,280       17,159       233,439       55,652      289,091      899,753    1,188,844
                                        ----------   ----------    ----------   ----------   ----------   ----------   ----------
Net Interest Income before
 provision for loan loss                   254,935       16,641       271,576       54,968      326,544      483,062      809,606
Provision for loan loss                     12,775        7,967        20,742        3,700       24,442       49,000       73,442
                                        ----------   ----------    ----------   ----------   ----------   ----------   ----------
Net Interest Income after
  provision for loan loss                  242,160        8,674       250,834       51,268      302,102      434,062      736,164
Noninterest income                          54,180        3,043        57,223       13,203       70,426      145,291      215,717
Noninterest expense                        181,308       11,590       192,898       46,570      239,468      381,145      620,613
                                        ----------   ----------    ----------   ----------   ----------   ----------   ----------
Income before income taxes
  and extraordinary items                  115,032          127       115,159       17,901      133,060      198,208      331,268
Income tax provision  (benefit)             45,205         (710)       44,495        4,570       49,065       75,034      124,099
                                        ----------   ----------    ----------   ----------   ----------   ----------   ----------
Income before extraordinary items       $   69,827   $      837    $   70,664   $   13,331   $   83,995   $  123,174   $  207,169
                                        ==========   ==========    ==========   ==========   ==========   ==========   ==========


Income Before Extraordinary Items Per
Share:
  Basic                                 $     1.67   $     0.75    $     1.64   $     1.33   $     1.59   $     1.15   $     1.80
  Diluted                               $     1.60   $     0.73    $     1.57   $     1.25   $     1.52   $     1.13   $     1.74

Weighted Average Common Shares:
  (in thousands)
  Basic                                     41,362        1,120        42,808        9,660       51,985      106,585      114,337
  Diluted                                   43,635        1,148        45,081       10,317       54,882      108,613      118,421


See notes to pro forma financial information.

PRO FORMA UNAUDITED COMBINED CONDENSED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1996
($ in thousands, except per share data)

                                     Hudson       Southern     Pro forma                   Pro forma                   Pro forma
                                     United        Jersey       Combined     JeffBanks      Combined        Dime        Combined
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
Interest on loans                  $  287,671    $   22,441    $  310,112    $   86,145    $  396,257    $  784,109    $1,180,366
Interest on securities                150,856         6,802       157,658        18,548       176,206       540,252       716,458
Other interest income                   3,987         1,147         5,134         2,407         7,541        26,337        33,878
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
  Total Interest Income               442,514        30,390       472,904       107,100       580,004     1,350,698     1,930,702
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
Interest on deposits                  173,521        14,870       188,391        40,248       228,639       531,216       759,855
Interest on borrowings                 27,045          --          27,045        11,693        38,738       358,187       396,925
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
  Total Interest Expense              200,566        14,870       215,436        51,941       267,377       889,403     1,156,780
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
Net Interest Income before
  provision for loan losses           241,948        15,520       257,468        55,159       312,627       461,295       773,922
Provision for loan loss                17,140         1,805        18,945        10,115        29,060        41,000        70,060
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
Net Interest Income after
  provision for loan losses           224,808        13,715       238,523        45,044       283,567       420,295       703,862
Noninterest income                     40,257         3,246        43,503        10,496        53,999        85,978       139,977
Noninterest expense                   204,679        10,357       215,036        46,222       261,258       352,033       613,291
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
Income before income taxes             60,386         6,604        66,990         9,318        76,308       154,240       230,548
Income tax provision                   23,490         1,276        24,766         4,238        29,004        49,984        78,988
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
 Net Income                        $   36,896    $    5,328    $   42,224    $    5,080    $   47,304    $  104,256    $  151,560
                                   ==========    ==========    ==========    ==========    ==========    ==========    ==========

Net Income Per Share:
  Basic                            $     0.85    $     4.77    $     0.94    $     0.56    $     0.89    $     1.00    $     1.33
  Diluted                          $     0.82    $     4.67    $     0.91    $     0.53    $     0.85    $     0.96    $     1.27

Weighted Average Common Shares:
  (in thousands)
  Basic                                42,402         1,118        43,840         8,775        52,176       103,742       112,865
  Diluted                              44,990         1,141        46,428         9,247        55,213       109,097       119,035


See notes to pro forma financial information.

Notes to Pro Forma Financial Information

(1) The pro forma information assumes the mergers were consummated as of June 30, 1999 for the pro forma unaudited combined condensed balance sheet and as of the beginning of each of the periods indicated for the pro forma unaudited combined condensed statements of income. The pro forma information presented is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the mergers been consummated at the beginning of the periods indicated, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities.

(2) It is assumed that the merger with Southern Jersey will be accounted for on a pooling-of-interests basis, and accordingly, the related pro forma adjustments herein reflect, where applicable, an exchange ratio of 1.26 shares of Hudson United common stock for each of the 1,128,081 shares of Southern Jersey common stock which were outstanding at June 30, 1999.

         Following consummation of the merger, it is anticipated that Hudson United will sell substantially all of the nonperforming assets and certain other identified loans of Southern Jersey aggregating approximately $55 million and take a related charge of up to $25 million to write these assets down to their estimated realizable value based upon an accelerated sale process. Anticipated cost savings net of expected merger-related expense and restructuring charges are not expected to be material and therefore the pro forma financial information does not give effect to these items.

         The pro forma financial information was adjusted for the Southern Jersey merger by the (i) addition of 1,421,382 shares of Hudson United common stock with a stated value of $1.778 per share amounting to $2,527,217; (ii) elimination of 1,307,683 shares of Southern Jersey common stock with a stated value of $1.67 per share amounting to $2,183,831; (iii) addition of 22,620 shares of Hudson United common stock amounting to $40,218 in exchange for Southern Jersey's stock options; (iv) elimination of 179,602 shares of Southern Jersey common stock held in Southern Jersey's treasury at a cost of $3,823,801.

(3) It is assumed that the merger with JeffBanks will be accounted for on a pooling-of-interests basis, and accordingly, the related pro forma adjustments herein reflect, where applicable, an exchange ratio of 0.95 shares of Hudson United common stock for each of the 10,583,209 shares of JeffBanks common stock which were outstanding at June 30, 1999.

         Anticipated cost savings net of expected merger-related expense and restructuring charges are not expected to be material and therefore the pro forma financial information does not give effect to these items.

         The pro forma financial information was adjusted for the JeffBanks merger by the (i) addition of 10,054,049 shares of Hudson United common stock with a stated value of $1.778 per share amounting to $17,876,099;
         (ii) elimination of 10,583,209 shares of JeffBanks common stock with a par value of $1.00 per share amounting to $10,583,209.

(4) It is assumed that the merger with Dime will be accounted for on a pooling-of-interests basis, and accordingly, the related pro forma adjustments herein reflect, where applicable, an exchange ratio of
         0.585 shares of Dime United common stock for each of the 113,539,009 shares of Dime common stock which were outstanding at June 30, 1999.

         Anticipated cost saving approximate $78 million and are expected to be 75% phased-in within the first twelve months of closing. Merger-related expense and restructuring charges are anticipated to be approximately $136 million pre-tax, $94 million after tax, comprised of systems, employee, occupancy, professional and other costs and are presented only in the pro forma unaudited combined condensed balance sheet.

         The pro forma financial information was adjusted for the Dime merger by the (i) issuance of 117,450,270 shares of the new Dime United common stock with a par value of $.01 per share amounting to $1,174,503; (ii) elimination of 51,029,949 shares of Hudson United common stock with a stated value of $1.778 per share amounting to $90,731,249; (iii) elimination of 113,539,009 shares of Dime common stock with a par value of $.01 per share amounting to $1,135,390; (iv) elimination of 1,101,306 shares of Hudson United common stock held in Hudson United's treasury at a cost of $36,504,000 with a stated value of $1.778 per share amounting to $1,958,122; (v) elimination of 6,713,450 shares of Dime common stock held in Dime's treasury at a cost of $180,480,069 with a par value of $.01 amounting to $67,135.

(5) Earnings per share data has been computed based on the combined historical income before extraordinary items applicable to common shareholders or net income applicable to common shareholders of Dime United using historical weighted average shares outstanding for the given period and the common stock assumed to be issued in connection with th mergers.

(6)      The pro forma information presented above does not reflect

         Hudson United's pending acquisition of loans and deposits from Advest Bank or its pending acquisition of the assets of Lyon Credit Corporation. We have determined that the Advest and Lyon Credit acquisitions do not present significant acquisitions in the context of the pro forma financial information. For information about Lyon Credit, see "Recent Developments Concerning Hudson United" on page 14 of this supplement. For information about Advest, see Recent Developments" on pages 20-22 of the proxy statement-prospectus. The pro forma combined information does not include the effect of Dime's pending acquisition of 28 branches of Key Bank, N.A. In addition, the pro forma combined information as of June 30, 1999 does not include Dime's acquisition of Citibank's auto financing unit, which was consummated after June 30, 1999. Information regarding the acquisitions of certain assets and liabilities of Key Bank and Citibank have not been included because these acquisitions do not present significant acquisitions in the context of the pro forma financial information and because separate financial statements for such assets and liabilities are not prepared by the companies from which such assets and liabilities were acquired or are to be acquired.

                    INFORMATION ABOUT THE RECONVENED MEETING

DATE, TIME AND PLACE

         The special meeting of Southern Jersey shareholders, originally scheduled for September 16, 1999, was adjourned on that date without any business being conducted at the meeting before adjournment. The Board of Directors of Southern Jersey has determined to reconvene the adjourned meeting at the following date, time and place:

              ____ _.m.
              November __, 1999
              164 West Broad Street
              Bridgeton, New Jersey 08302

NO CHANGE IN RECORD DATE

         The Southern Jersey Board of Directors originally fixed the close of business on July 31, 1999 as the record date for the meeting. This record date has not been changed. Only holders of record of Southern Jersey common stock at that time are entitled to get notice of the meeting and to vote at the meeting. On the record date, there were 1,128,081 shares of Southern Jersey common stock outstanding. Each of those shares will be entitled to one vote on each matter properly submitted to the meeting.

REQUIRED VOTE

         The Hudson United - Southern Jersey merger cannot be completed without Southern Jersey shareholder approval. The affirmative vote of a majority of the outstanding shares of Southern Jersey entitled to vote is required to approve the merger agreement. A FAILURE TO RETURN THE PROXY CARD OR TO VOTE IN PERSON AT THE MEETING WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER. Abstentions and broker non-votes will also have the same effect as votes against the merger.

NEW PROXY CARDS

         Because of the significance of the proposed Hudson United - Dime merger, Hudson United and Southern Jersey determined that proxies voted prior to distribution of this supplement should not be accepted and all new proxies should be solicited. THE WHITE PROXY CARDS ENCLOSED WITH THE PROXY STATEMENT-PROSPECTUS DATED AUGUST 13, 1999 WILL NOT BE ACCEPTED AT THE SPECIAL MEETING. ACCORDINGLY, YOUR SHARES WILL BE VOTED AT THE MEETING ONLY IF YOU SIGN AND RETURN THE ENCLOSED GREEN PROXY CARD OR VOTE PERSONALLY AT THE MEETING. We urge you to execute, date and return the enclosed green proxy card in the enclosed postage-paid envelope as soon as possible to ensure that your shares will be voted at the reconvened special meeting. You should not send in certificates for your Southern Jersey shares at this time.

                                  OTHER MATTERS

         As of the date of this supplement, the Southern Jersey Board of Directors knows of no other matters to be presented for action by the shareholders at the meeting. If any other matters are properly presented, however, it is the intention of the persons named in the enclosed proxy to vote in accordance with their best judgment on such matters.

                                     EXPERTS

         The consolidated financial statements of Hudson United as of December 31, 1998 and 1997 and for each of the years in the three - year period ended December 31, 1998 have been incorporated by reference in this proxy-statement-prospectus and this supplement and have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

         The consolidated financial statements of JeffBanks as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, included as exhibits 99.4, 99.5 and 99.6 to Hudson United's Current Report on Form 8-K filed October 4, 1999, and thereby incorporated by reference in the proxy statement-prospectus and this supplement, have been audited by Grant Thornton LLP, independent certified public accountants, whose report thereon appears therein, and in reliance upon such report of Grant Thornton given upon the authority of such firm as experts in accounting and auditing.

          The consolidated financial statements of Southern Jersey as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998, included as exhibit 99.7 to Hudson United's Current Report on Form 8-K filed October 4, 1999, and thereby incorporated by reference in the proxy statement-prospectus, this supplement and elsewhere in the registration statement, have been audited by Athey & Company, independent public accountants, and Belfint, Lyons & Shuman, P.A., as indicated in their reports with respect thereto, and are included in the proxy statement-prospectus, this supplement and the registration statement in reliance upon the authority of such firms as experts in accounting and auditing in giving said reports.

          The consolidated financial statements of Dime and its subsidiaries as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, included in Dime's 1998 Annual Report on Form 10-K and reproduced as exhibit 99.1 to Hudson United's Current Report on Form 8-K filed October 5, 1999 have been incorporated by reference herein and in the registration statement and this supplement in reliance upon the report of KPMG, LLP, independent certified public accountants, included in Dime's 1998 Annual Report on Form 10-K and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                                                      APPENDIX A


                           FIRST CAPITAL GROUP, L.L.C.
                     INVESTMENT BANKERS & FINANCIAL ADVISORS

October __, 1999

Board of Directors
Southern Jersey Bancorp of Delaware, Inc.
53 South Laurel Street
Bridgeton, New Jersey 08302

Members of the Board:

You have requested an update to our opinion dated July 8, 1999, and updated as of the date of the Proxy Statement Prospectus, as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock of Southern Jersey Bancorp of Delaware, Inc. ("Southern Jersey"), of the consideration (the "Merger Consideration") to be received by such holders pursuant to the Agreement and Plan of Merger dated as of June 28, 1999 (the "Merger Agreement"), incorporated by reference therein, which provides for the merger (the "Merger") of Southern Jersey with and into Hudson United Bancorp, Inc. ("Hudson United") (the "Southern Jersey Merger"). Pursuant to Section 2.1 of the Merger Agreement, subject to certain conditions, each shareholder of the outstanding common stock of Southern Jersey (the "Southern Jersey Common Stock") has a right to receive 1.26 shares of the common stock of Hudson United (the "Hudson United Common Stock") for each share of Southern Jersey Common Stock tendered (the "Merger Consideration"). The terms and guidelines of the transaction are more fully set forth in the Merger Agreement.

In addition to the above-referenced Southern Jersey Merger, Hudson United has entered into two separate definitive agreements whereby (i) JeffBanks, Inc. would be merged with and into Hudson United and Jefferson Bank and Jefferson Bank of New Jersey would be merged with and into Hudson United Bank (the "JeffBanks Merger") and (ii) Hudson United would enter into a "Merger of Equals" transaction with Dime Bancorp, Inc. (the "Dime Merger"). The parties to the respective mergers currently contemplate that upon completion of the Southern Jersey Merger and the JeffBanks Merger, subject to certain conditions set forth in the Dime Merger Agreement, that Hudson United would be merged with and into Dime, with Dime becoming a bank holding company operating under the name Dime United Bancorp, Inc. and Dime's subsidiary thrift institution would merge with and into Hudson United Bank and operate thereafter under the name DimeBank.
Upon completion of the Dime Merger, each share of Hudson United Common
Stock would be converted into one share of Dime United Common Stock and each share of Dime Common Stock would be combined into 0.585 shares of Dime United Common Stock.

In connection with our updated opinion, as a supplement to (but not in place of) our original analysis, First Capital reviewed or in some cases further reviewed
(i) the publicly available consolidated financial statements of Dime for recent years and interim periods to date; (ii) certain other relevant financial and operating data of Dime and Hudson United, respectively, made available to us from published sources and the internal records of Hudson United; (iii) recent publicly available filings of Hudson United filed with respect to the proposed Hudson United - Dime merger, including copies of the Agreement and Plan of Merger between Hudson United and Dime dated September 15, 1999; Stock Option Agreement between Dime and Hudson United dated September 16, 1999; Stock Option Agreement between Hudson United and Dime dated September 16, 1999; certain press releases; and the Investor Presentation Materials dated September 1999; (iv) the publicly available consolidated financial statements of JeffBanks for recent years and interim periods to date; (v) certain other relevant financial and operating data of JeffBanks made available to us from published sources and the internal records of Hudson United; (vi) recent publicly available filings of Hudson United filed with respect to the proposed Hudson United - JeffBanks merger, including copies of the Agreement and Plan of Merger between Hudson United and JeffBanks dated June 28, 1999; Stock Option Agreement between Hudson United and JeffBanks dated June 28, 1999; and certain press releases; (vii) recent publicly available consolidated financial statements of Southern Jersey; (viii) certain published bank stock indexes and reported prices and trading activity for the common shares of Hudson United, Dime, JeffBanks and Southern Jersey; (ix) certain analyst reports; (x) recent developments of Hudson United and Southern Jersey; (xi) certain pro forma financial information reflecting the combination of Hudson United, Dime, JeffBanks and Southern Jersey; and (xii) such other information as First Capital deemed appropriate. In addition to reviewing this material, First Capital discussed with certain members of management of Hudson United and Southern Jersey, respectively, the business, financial condition and prospects of Hudson United and Southern Jersey and performed such other analyses and examinations and considered such other information, financial studies, analysis and investigations and financial, economic and market data as First Capital deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. We have not made an independent evaluation of the assets or liabilities of Southern Jersey, nor have we been furnished with any such appraisals. With respect to financial forecasts, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments or management of Southern Jersey as to the future financial performance of Southern Jersey. We have assumed such forecasts and projections will be realized in the amounts and at the times contemplated thereby. With respect to Hudson United, we relied upon publicly available data and also on our discussions with management of Hudson United regarding Hudson United's financial condition, performance and prospects. With respect to Dime and JeffBanks, we relied solely upon publicly available data and did not conduct discussions with management of Dime or JeffBanks regarding Dime's or JeffBanks respective financial condition, performance and prospects. We did not conduct any independent evaluation or appraisal of the assets, liabilities or business prospects of Hudson United, Dime or JeffBanks, we were not furnished with any evaluations or appraisals, and we did not review any individual credit files of Hudson United, Dime or JeffBanks. We are not experts in the evaluation of loan portfolios for the purpose of assessing the adequacy of the allowance for losses with respect thereto and have assumed that such allowances for each of the companies are in the aggregate, adequate to cover such losses.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. Our opinion is also meant to serve as an update to the opinion dated July 8, 1999, a copy of which is contained in the proxy statement prospectus, and as such should be read in conjunction with the opinion dated July 8, 1999.

Our opinion is limited to the fairness, from a financial point of view, to the holders of Southern Jersey Common Stock of the Merger Consideration to be received by the holders of the Southern Jersey Common Stock as stated in the Merger Agreement and does not address Southern Jersey's underlying business decision to undertake the Southern Jersey Merger. Moreover, this letter, and the opinion expressed herein, does not constitute a recommendation to any shareholder as to any approval of the Southern Jersey Merger or the Merger Agreement. It is understood that this letter is for the information of the Board of Directors of Southern Jersey and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by Southern Jersey with the Securities and Exchange Commission with respect to the Merger.

Based on the foregoing and such other matters we have deemed relevant, we are of the opinion, as of the date hereof, that the Merger Consideration is fair, from a financial point of view, to the holders of Southern Jersey Common Stock. We express no opinion, however, as to the adequacy of any consideration subsequently received in the proposed Dime Merger by a Southern Jersey Shareholder who through the effect of the Southern Jersey Merger subsequently becomes a Hudson United Shareholder.


                                                   Respectfully submitted,




                                                   FIRST CAPITAL GROUP, L.L.C.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         (i) LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS. Section 14A:2-7(3) of the New Jersey Business Corporation Act permits a corporation to provide in its Certificate of Incorporation that a director or officer shall not be personally liable to the corporation or its shareholders for breach of any duty owed to the corporation or its shareholders, except that such provision shall not relieve a director or officer from liability for any breach of duty based upon an act or omission (a) in breach of such person's duty of loyalty to the corporation or its shareholders, (b) not in good faith or involving a knowing violation of law or (c) resulting in receipt by such person of any improper personal benefit. Hudson United's Certificate of Incorporation includes limitations on the liability of officers and directors to the fullest extent permitted by New Jersey law.

         (ii) INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS. Under Article X of its Certificate of Incorporation, Hudson United must, to the fullest extent permitted by law, indemnify its directors, officers, employees and agents. Section 14A:3-5 of the New Jersey Business Corporation Act provides that a corporation may indemnify its directors, officers, employees and agents against judgments, fines, penalties, amounts paid in settlement and expenses, including attorneys' fees, resulting from various types of legal actions or proceedings if the actions of the party being indemnified meet the standards of conduct specified therein. Determinations concerning whether or not the applicable standard of conduct has been met can be made by (a) a disinterested majority of the Board of Directors, (b) independent legal counsel, or (c) an affirmative vote of a majority of shares held by the shareholders. No indemnification is permitted to be made to or on behalf of a corporate director, officer, employee or agent if a judgment or other final adjudication adverse to such person establishes that his acts or omissions (A) were in breach of his duty of loyalty to the corporation or its shareholders, (B) were not in good faith or involved a knowing violation of law or (C) resulted in receipt by such person of an improper personal benefit.

         (iii) INSURANCE. Hudson United's directors and officers are insured against losses arising from any claim against them such as wrongful acts or omissions, subject to certain limitations.


ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

A.  Exhibits

Exhibit
Number            Description
------            -----------

2(a)     Agreement and Plan of Merger, dated as of June 28, 1999, by and among Hudson United Bancorp ("HUB"), Hudson United Bank,
         Southern Jersey Bancorp of Delaware, Inc. ("SOJB") and Farmers and Merchants National Bank.*

2(b)     Stock Option Agreement, dated as of June 28, 1999, by and between HUB and SOJB.*

2(c)     Agreement and Plan of Merger dated as of September 15, 1999 between HUB and Dime Bancorp, Inc.
         ("DIME").**

2(d)     Stock Option Agreement, dated as of September 16, 1999 between Dime and HUB.**

2(e)     Stock Option Agreement, dated as of September 16, 1999 between HUB and Dime.**

5        Opinion of Pitney, Hardin, Kipp & Szuch as to the legality of the securities to be registered.*

8        Opinion of Pitney, Hardin, Kipp & Szuch as to certain tax consequences of the Merger.*

23(a)    Consent of Athey & Company.

23(b)    Consent of Belfint, Lyons & Schuman, P.A.

23(c)    Consent of Arthur Andersen LLP.

23(d)    Consent of Grant Thornton LLP.

23(e)    Consent of KPMG LLP.

23(f)    Consent of First Capital Group, LLC.

23(g)    Consent of Pitney, Hardin, Kipp & Szuch (included in Exhibits 5 and 8 hereto).*

24       Power of Attorney

99(a)    Form of revised Proxy Card.

-------------------------
*    Previously filed.
** Incorporated by reference to HUB's Current Report on Form 8-K filed September 24, 1999.


B.  Report, Opinion or Appraisals

         Form of Fairness Opinion of First Capital Group, LLC is attached as Appendix A to the Proxy-Statement Prospectus supplement.

ITEM 22.  UNDERTAKINGS

1. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

2. The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

3. The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph 2 immediately preceding, or (ii) that purports to meet the requirements of Section 10(a) (3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

4. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

5. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

6. Subject to appropriate interpretation, the undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

7. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

8. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

9. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Mahwah, State of New Jersey, on the 5th day of October, 1999.

                                                HUDSON UNITED BANCORP


                                                By:/s/Kenneth T. Neilson
                                                   -------------------------
                                                    Kenneth T. Neilson,
                                                    Chairman, President and
                                                    Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                  Signature                                     Title                      Date
                  ---------                                     -----                      ----

                                                     Chairman, President, Chief
                                                   Executive Officer and Director
/s/Kenneth T. Neilson                              (Principal Executive Officer)      October 5, 1999
-------------------------------------------
(Kenneth T. Neilson)



*
___________________________________________                   Director                October 5, 1999
(Robert J. Burke)



*
___________________________________________                   Director                October 5, 1999
(Donald P. Calcagnini)




/s/Joan David                                                 Director                October 5, 1999
-------------------------------------------
(Joan David)



*
___________________________________________                   Director                October 5, 1999
(Noel deCordova, Jr.)




/s/Thomas R. Farley                                           Director                October 5, 1999
-------------------------------------------
(Thomas R. Farley)




___________________________________________                   Director                October _ , 1999
(Bryant D. Malcolm)


                  Signature                                     Title                      Date
                  ---------                                     -----                      ----

*
___________________________________________                   Director                October 5, 1999
(W. Peter McBride)



*
___________________________________________                   Director                October 5, 1999
(Charles F.X. Poggi)




/s/David A. Rosow                                             Director                October 5, 1999
-------------------------------------------
(David A. Rosow)



*
___________________________________________                   Director                October 5, 1999
(James E. Schierloh)




 /s/Sister Grace Frances Strauber                             Director                October 5, 1999
-------------------------------------------
(Sister Grace Frances Strauber)



*
___________________________________________                   Director                October 5, 1999
(John H. Tatigian, Jr.)


                                                    Executive Vice President and
/s/Joseph F. Hurley                                   Chief Financial Offer           October 5, 1999
-------------------------------------------
(Joseph F. Hurley)


/s/Richard Alban                                            Controller               October 5, 1999
-------------------------------------------
(Richard Alban)


*        By:/s/Kenneth T. Neilson
            ---------------------------------------
         Kenneth T. Neilson
         Attorney-in-Fact

                                INDEX TO EXHIBITS

Exhibit
Number            Description
------            -----------
2(a)     Agreement and Plan of Merger, dated as of June 28, 1999, by and among Hudson United Bancorp ("HUB"), Hudson United Bank,
         Southern Jersey Bancorp of Delaware, Inc. ("SOJB") and Farmers and Merchants National Bank.*

2(b)     Stock Option Agreement, dated as of June 28, 1999, by and between HUB and SOJB.*

2(c)     Agreement and Plan of Merger dated as of September 15, 1999 between HUB and Dime Bancorp, Inc.
         ("DIME").**

2(d)     Stock Option Agreement, dated as of September 16, 1999 between Dime and HUB.**

2(e)     Stock Option Agreement, dated as of September 16, 1999 between HUB and Dime.**

5        Opinion of Pitney, Hardin, Kipp & Szuch as to the legality of the securities to be registered.*

8        Opinion of Pitney, Hardin, Kipp & Szuch as to certain tax consequences of the Merger.*

23(a)    Consent of Athey & Company.

23(b)    Consent of Belfint, Lyons & Schuman, P.A.

23(c)    Consent of Arthur Andersen LLP.

23(d)    Consent of Grant Thornton LLP.

23(e)    Consent of KPMG LLP.

23(f)    Consent of First Capital Group, LLC.

23(g)    Consent of Pitney, Hardin, Kipp & Szuch (included in Exhibits 5 and 8 hereto).*

24       Power of Attorney

99(a)    Form of revised Proxy Card.


-------------------------
*    Previously filed.
** Incorporated by reference to HUB's Current Report on Form 8-K filed September 24, 1999.